FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2009 No. 10

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On August 27, 2009, the registrant announces that it has regains compliance with $1.00 Nasdaq Minimum Closing Bid Price.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Regains Compliance with $1.00
Nasdaq Minimum Closing Bid Price

Completed the requirement on August 25, 2009, and received a letter from Nasdaq confirming it regained compliance

MIGDAL HA’EMEK, Israel, August 27, 2009 –Tower Semiconductor, Ltd. (Nasdaq: TSEM, TASE: TSEM), a leading global specialty foundry, today announced that it has received a letter dated August 26, 2009 from the Listing Qualifications Department of the NASDAQ Stock Market (Nasdaq), according to which Nasdaq confirmed that the Company has regained compliance with the $1.00 minimum closing bid price requirement for continued listing on The NASDAQ Global Market under Listing Rule 5450(a)(1) (formerly Marketplace Rule 4450(a)(5)). Pursuant to Nasdaq’s rules, the Company was required to evidence a closing bid price of at least $1.00 per share for 10 consecutive trading days. Tower completed the requirement on August 25, 2009, and the Company believes it currently meets all requirements for continued listing on the Nasdaq Global Market.

The Company’s ordinary shares continue to be listed on The NASDAQ Global Market and its ticker symbol of TSEM remains unchanged.

About Tower Semiconductor, Ltd. and Jazz Semiconductor, Inc.
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is a global specialty foundry leader and its fully owned subsidiary Jazz Semiconductor, a Tower Group Company is a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions.  Tower and Jazz manufacture integrated circuits with geometries ranging from 1.0 to 0.13-micron and provide industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately. Tower and Jazz offer a broad range of process technologies including Digital, Mixed-Signal and RFCMOS, HV CMOS, Power Management, Non-Volatile Memory (NVM), Embedded NVM, MEMS, and CMOS Image Sensors. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel; Jazz maintains a fab in the U.S. and additional manufacturing capacity is available in China through partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contact:
Tower Semiconductor	GK Investor Relations
Noit Levi, +972 4 604 7066	Kenny Green, (646) 201 9246
noitle@towersemi.com	info@gkir.com